UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934
El Paso Pipeline Partners, L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
2837021086

(CUSIP Number)
Robert W. Baker
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	2837021086	Page	2	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) G
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		60,672,648 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

60,672,648 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

60,672,648 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 53.8%

14	TYPE OF REPORTING PERSON

HC; CO
*     El Paso Corporation may also be deemed to beneficially own 27,727,411 subordinated units representing limited partner interests in El Paso Pipeline Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., as amended, which is incorporated herein by reference.

CUSIP No.	2837021086	Page	3	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Pipeline Holding Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) G
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		60,672,648 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

60,672,648 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

60,672,648 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 53.8%

14	TYPE OF REPORTING PERSON

HC; OO – limited liability company
*     El Paso Pipeline Holding Company, L.L.C. may also be deemed to beneficially own 27,727,411 subordinated units representing limited partner interests in El Paso Pipeline Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., as amended, which is incorporated herein by reference.

CUSIP No.	2837021086	Page	4	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Pipeline GP Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) G
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	HC; OO - limited liability company
*     El Paso Pipeline GP Company, L.L.C., the sole general partner of El Paso Pipeline Partners, L.P., owns 2,868,539 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in El Paso Pipeline Partners, L.P.

CUSIP No.	2837021086	Page	5	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Pipeline LP Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) G
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		60,672,648 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

60,672,648 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

60,672,648 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 53.8%

14	TYPE OF REPORTING PERSON

HC; OO – limited liability company
*    El Paso Pipeline LP Holdings, L.L.C. also owns 27,727,411 subordinated units representing limited partner interests in El Paso Pipeline Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., as amended, which is incorporated herein by reference.

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON DECEMBER 3, 2007, AS AMENDED BY THE SCHEDULE 13D/A FILED WITH THE COMMISSION ON OCTOBER 14, 2008. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS: ITEM 2(a), ITEM 5 AND SCHEDULE 1 ARE AMENDED AND RESTATED IN THEIR ENTIRETY AND THE INFORMATION PREVIOUSLY PROVIDED UNDER ITEM 3 IS SUPPLEMENTED HEREBY.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) El Paso Corporation, a Delaware corporation (“El Paso”), (ii) El Paso Pipeline Holding Company, L.L.C., a Delaware limited liability company (“Holdco”) (iii) El Paso Pipeline GP Company, L.L.C., a Delaware limited liability company (the “General Partner”) and (iv) El Paso Pipeline LP Holdings, L.L.C., a Delaware limited liability company (“Holdings” and, together with El Paso, Holdco and the General Partner, collectively, the “Reporting Persons”).
     El Paso owns directly or indirectly 100% of each of Holdco, El Paso Pipeline Corporation, a Delaware corporation, the General Partner and Holdings. El Paso Pipeline Corporation owns 1% of the outstanding member interests in Holdco. Holdco is the sole member of each of the General Partner and Holdings. Holdings is a limited partner of the Issuer with a 61.6% limited partner interest. The General Partner is the sole general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     On March 24, 2010, the Issuer entered into the Contribution Agreement (the “March 2010 Contribution Agreement”) with the General Partner, Holdings, El Paso Pipeline Partners Operating Company, L.L.C., El Paso, El Paso Elba Express Company, L.L.C. (“Elba Express”), Southern LNG Company, L.L.C. (“SLNG”), El Paso Pipeline Corporation (“EPPC”) and Holdco. Pursuant to the March 2010 Contribution Agreement, the Issuer issued 5,346,251 common units to El Paso, EPPC, Holdco, the General Partner and Holdings as partial consideration for a 51% member interest in Elba Express and a 51% member interest in SLNG.
     Concurrently with the issuance of the common units in connection with the March 2010 Contribution Agreement, the General Partner received 109,107 additional general partner units in the Issuer after contributing approximately $3 million in order to maintain its 2% general partner interests in the Issuer.
Item 5. Interest in Securities of the Issuer
     (a) (1) El Paso, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 60,672,648 common units held of record by Holdings, which based on there being 112,830,998 common units outstanding as of March 31, 2010, represents approximately 53.8% of the outstanding common units. El Paso, as the indirect 100% owner of Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 27,727,411 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of March 31, 2010. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. El Paso, as the indirect 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,868,539 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (2) Holdco, as the 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 60,672,648 common units held of record by Holdings, which based on there being 112,830,998 common units outstanding as of March 31, 2010, represents approximately 53.8% of the outstanding common units. Holdco, as the 100% owner of Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 27,727,411 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of March 31, 2010. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. Holdco, as the 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,868,539 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (3) The General Partner, as the sole general partner of the Issuer, does not beneficially own any common units of the Issuer. However, the General Partner does own 2,868,539 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (4) Holdings is the record and beneficial owner of 60,672,648 common units, which based on there being 112,830,998 common units outstanding as of March 31, 2010, represents approximately 53.8% of the outstanding common units. Holdings also is the record owner of 27,727,411 subordinated units, which represent all of the outstanding subordinated units as of March 31, 2010. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.
          (5) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above, Schedule 1 or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 7, 2010

El Paso Corporation
By:	/s/ Robert W. Baker
	Name:	Robert W. Baker
	Title:	Executive Vice President and General Counsel

El Paso Pipeline Holding Company, L.L.C.
By:	/s/ Robert W. Baker
	Name:	Robert W. Baker
	Title:	Executive Vice President and General Counsel

El Paso Pipeline GP Company, L.L.C.
By:	/s/ Robert W. Baker
	Name:	Robert W. Baker
	Title:	Executive Vice President and General Counsel

El Paso Pipeline LP Holdings, L.L.C.
By:	/s/ Robert W. Baker
	Name:	Robert W. Baker
	Title:	Executive Vice President and General Counsel

Schedule 1
Executive Officers of El Paso Corporation
Douglas L. Foshee
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President, Chief Executive Officer and Director
Citizenship: USA
Amount Beneficially Owned: 25,000 common units (less than 1%)
D. Mark Leland
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President, Midstream
Citizenship: USA
Amount Beneficially Owned: 13,200 common units (less than 1%)
Robert W. Baker
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Executive Vice President and General Counsel
Citizenship: USA
Amount Beneficially Owned: 5,000 common units (less than 1%)
James C. Yardley
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of El Paso’s Pipeline Group
Citizenship: USA
Amount Beneficially Owned: 10,000 common units (less than 1%)
Brent J. Smolik
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President of El Paso Exploration & Production Company
Citizenship: USA
Amount Beneficially Owned: 12,500
Francis C. Olmstead III
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Vice President and Corporate Controller
Citizenship: USA
Amount Beneficially Owned: 100 common units
Rosa P. Jackson
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Vice President and Pipeline Controller
Citizenship: USA
Amount Beneficially Owned: 500
Board of Directors of El Paso Corporation
Juan Carlos Braniff
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Managing Partner Capital I Ltd. Partners
Citizenship: USA
Amount Beneficially Owned: 0
David W. Crane
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002

Principal Occupation: Chief Executive Officer of NRG Energy, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
James L. Dunlap
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 7,500
Douglas L. Foshee
(see above)
Robert W. Goldman
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Financial Consultant
Citizenship: USA
Amount Beneficially Owned: 5,000
Anthony W. Hall, Jr.
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chief Administrative Officer, City of Houston, Texas
Citizenship: USA
Amount Beneficially Owned: 0
Thomas R. Hix
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 10,000
Ferrell P. McClean
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 9,000
Timothy J. Probert
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President, Halliburton
Steven J. Shapiro
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 6,000
J. Michael Talbert
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board, Transocean Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Robert F. Vagt
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President, Davidson College

Citizenship: USA
Amount Beneficially Owned: 0
John L. Whitmire
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board, CONSOL Energy, Inc.
Citizenship: USA
Amount Beneficially Owned: 25,000
Executive Officers and Directors of El Paso Pipeline Corporation
Marguerite Woung-Chapman
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 200
Robert W. Baker
(see above)
D. Mark Leland
(see above)
John R. Sult
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President, Chief Financial Officer and Controller
Citizenship: USA
Amount Beneficially Owned: 10,000 common units (less than 1%)
Executive Officers and Directors of El Paso Pipeline Holding Company, L.L.C.
See above for information regarding the executive officers and directors of El Paso Corporation, the owner of 99% of the outstanding member interests in El Paso Pipeline Holding Company, L.L.C.
Members of El Paso Pipeline Holding Company, L.L.C.
See above for information regarding the executive officers and directors of El Paso Corporation and El Paso Pipeline Corporation, the members of El Paso Pipeline Holding Company, L.L.C.
Executive Officers and Directors of El Paso Pipeline GP Company, L.L.C.
James C. Yardley
(see above)
Robert W. Baker
(see above)
John R. Sult
(see above)
Marguerite Woung-Chapman
(see above)
James J. Cleary
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President

Citizenship: USA
Amount Beneficially Owned: 2,000 common units (less than 1%)
Daniel B. Martin
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Norman G. Holmes
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chancellor Emeritus, Vanderbilt University
Citizenship: USA
Amount Beneficially Owned: 0
Douglas L. Foshee
(see above)
Ronald L. Kuehn, Jr.
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board
Citizenship: USA
Amount Beneficially Owned: 67,347
D. Mark Leland
(see above)
Arthur C. Reichstetter
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Managing Private Investments
Citizenship: USA
Amount Beneficially Owned: 107,347 common units (less than 1%)
William A. Smith
Address: c/o Galway Group, L.P., 3050 Post Oak Blvd., Suite 1300, Houston, Texas 77056
Principal Occupation: Managing Director and Partner in Galway Group, L.P.
Citizenship: USA
Amount Beneficially Owned: 7,452 common units (less than 1%)
Members of El Paso Pipeline GP Company, L.L.C.
See above for information regarding the executive officers and directors of El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline GP Company, L.L.C.
(see above)
Executive Officers and Directors of El Paso Pipeline LP Holdings, L.L.C.
Marguerite Woung-Chapman
(see above)

Robert W. Baker
(see above)
John R. Sult
(see above)
Members of El Paso Pipeline LP Holdings, L.L.C.
See above for information regarding the executive officers and directors of El Paso Corporation, the sole member of El Paso Pipeline LP Holdings, L.L.C.